LOCL®

retail sustainability outdoors adventure b2c

The world's finest surfwear

LOCL.COM MALIBU





Passionate surfers around the world lack a premium brand to embrace. Today's surfwear brands all target the same market: youth. LOCL will elevate the market and create the finest surfing apparel in the world. We plan to give 3% of our sales to ocean-focused non-profits and become a Certified B Corporation®.

Jonathan Rath Founder and CEO @ LOCL®

Why you may want to support us...

1. Partnerships with world-class designers and influential creatives
2. Experienced leadership and investors in an ultra exciting space
3. Pending B Corp® and giving strategy built into our culture and DNA
4. Comphrehensive trademarking and brand design completed
5. Join our community and experience our development firsthand

The founder

MAJOR ACCOMPLISHMENTS



Jonathan Rath
Founder and CEO
20+ years leading high-growth brands in the digital retail space. Berkeley (BA), USC (MBA). Father, surfer, global citizen, entrepreneur.

Why people love us

I've been a friend of Jonathan for over 8 years. I know him to be of high moral character and he happens to know retail inside and out. I have heard from others that have worked with him in detail that he is extremely customer centric and understands growth is built on the best product and customer service. I also believe the product line he his launching will take the industry by storm.

Thomas Horton
Friend

Jon is great. He has a very keen ability to perceive retail from the consumers lens. He has built a career learning and understanding all nuances of the retail industry to create a product line/brand that makes sense. As an early stage investor, I lean on Jon's success as a resource to many successful people/companies in the retail industry, as an indicator that he's well versed at solving problems while keeping his eye on the prize. While all businesses have their risks, Jon is a founder that I would bet on to minimize those risks while creating the large potential returns we look for.
Lawrence Vavra Friend

I have known Jonathan for 16 years. We were colleagues first and later we became close friends. While working with him, I saw firsthand his creativity, integrity and zeal for both professional and personal pursuits. Jonathan is the embodiment of the lifestyle aesthetic and ethics driven core of LOCL. I vouch for Jonathan and give him my highest endorsement. He has the experience and the perspective to make LOCL a success.
Jason Ng Friend

See more on Buzz

Some of our investors



Darrell Kopke
Founder and CEO at Ædelhard



David Mosse
Partner and General Counsel at TPG Growth



Geoff Lougheed
Principal at Deloitte Consulting

Brian Bartholomew
SVP, Capital Markets and Strategy at Digital Turbine

Downloads

LOCL Foundation Collection.pdf
LOCL BUSINESS PLAN SUMMER 19 WeFunder .pdf

The story of LOCL

Surfing is and always will be my greatest passion in life.

I grew up in Los Angeles in a creative film industry family, and began surfing Malibu at age 13. I was immediately hooked, and knew that I would be a surfer for the rest of my days. In the 30+ years since, I have been fortunate enough to surf many of the greatest waves in the world, including: Teahupo'o, Tahiti, Hossegor, France, Mundaka, Spain and Raglan, New Zealand. The beauty, excitement, challenge and freedom associated with surfing nourish the soul.

After undergrad at UC Berkeley (surfing many amazing days at Ocean Beach in San Francisco) and business school to study entrepreneurship at USC, I began my career in management consulting in the consumer and retail space. For years, I was on the lookout for an opportunity to merge my interests in business and technology with my lifelong passions for surfing, the oceans and protecting the environment.

Then, while surfing Rincon Point in Santa Barbara on a clean winter swell it hit me...every major surfwear brand in the world was targeting the same demographic: *youth*. What about a beautiful and aspirational brand for the more mature and educated among us in the lineups. Where was *our* brand? The answer: it didn't exist and the dream of LOCL began. Simply stated: the finest surfing apparel in the world.

The following outlines our incredible opportunity, and our plans to create an absolutely world-class brand that is unlike anything the surfing industry has ever seen. I hope you enjoy, and welcome you to join us on the *exciting* journey ahead.

Sincerely,

Jonathan Rath
Founder & CEO

Our opportunity

The global surfing apparel market is projected to grow from $7.1 billon in '18 to $10.3 billion in '24. Once dominated by younger participants, surfing demographics are evolving. The majority of surfers in the U.S. are now adults. Most surfers are 30+ years old, college students or graduates and 36% earn $100,000+ per year.

Globally, the surfing apparel market is dominated by five major players: Quiksilver®, Billabong®, Rip Curl®, Hurley® and Volcom®. Each of these brands, however, shares a common target market focus: youth. For mature, passionate and more affluent surfers, however, a brand that inspires, excites and effectively addresses the premium segment simply does not exist.

Source: *"Rising Popularity of Surfing as a Recreational and Sporting Activity Drives Growth in the Global Surfing Market,"* Global Industry Analysts, 2019.

Inspiration and values

Surfing is one of the world's most beautiful sports, and LOCL embraces the freedom,

passion and commitment unique to surfers worldwide. With a timeless aesthetic, we honor the history of surfing, while innovating continuously and pushing the limits of modern surfing apparel design. We value integrity, innovation, passion, purpose, quality and design. We've taken these values and have applied them to one of the most inspirational and perhaps misunderstood pursuits in the world.


PERFORMANCE OCEANWEAR
LOCL

Outside of the surfing world, several well-known brands also give inspiration and encouragement. These companies include: (1) Rapha®, whose high-quality cycling apparel and customer experience help the young brand earn roughly $100 million in annual sales and a recent acquisition for $260 million; (2) Patagonia®, whose iconic mountain brand and well-known commitment to the environment help them achieve annual sales over $1 billion; and (3) lululemon®, the now iconic yoga apparel brand that earns over $3 billion in sales per year and boasts a market valuation over $23 billion (Nasdaq: LULU).

We simply ask: if lululemon® could do it for yoga, why can't we do something similar for the growing global surfing apparel market?

Customers

Our target customers include sophisticated and educated men and women aged 25 to 54 who understand and appreciate the beauty, freedom and importance of living an active and passionate life. We believe our customers pursue surfing and other ocean activities to achieve physical fitness and inner peace. We expect to meet our customers' needs by incorporating style along with comfort and functionality into our products and by delivering them through our vertical retail strategy. While we will initially address the unique needs of men, we will also design products tailored specifically for women.

Brand and products

The LOCL brand is quietly assured, unassuming, and world-class, and stands for leading a passionate and inspired surfing-focused lifestyle. We believe customers will come to associate us with premium quality stylish apparel that incorporates technically advanced materials, innovative functional features, and a casually sophisticated and forward-thinking aesthetic. While the majority of our competition (e.g., Volcom®) focus on trend-oriented teens, we decidedly concentrate on mature, yet passionate adults.


WINTER ANORAK
WINTER EXPLORER
PROTECTION FROM WINTER SURFING'S ELEMENTS
MULTI-PURPOSE WINTER SURFING WARMTH
LOCL
PERFORMANCE OCEANWEAR
LOCL

LOCL products represent the *finest* in apparel quality, and are designed for performance, functionality, comfort and style. Our offerings will be tailored specifically for men and women, and will include innovative technical and casual jackets, pants, shorts, shirts and sweaters, in addition to premium surfwear, wetsuits and accessories. Designed by world-class performance apparel designers, and responsibly produced by partners in the U.S. and abroad, the LOCL range will be on par with the likes of Rapha®, Aether® and Moncler®.


CALIFORNIA HERITAGE BOARDSHORT
HAWAIIAN HERITAGE BOARDSHORT
HONORING CALIFORNIA'S SURFING HERITAGE
REVERENCE FOR HAWAIIAN SURFING HERITAGE
LOCL
LOCL

In addition to our Foundation Collection (please see attached), which we intend to fully develop over the coming years, we also intend to create complimentary product lines, such as luggage and skincare, and limited edition offerings, including art inspired clothing and photography books and prints. We plan to launch with a focused assortment of five to seven styles, which exudes the inspired, quiet confidence synonymous with our brand.

For more insight on why we chose our name, please watch some Tahitian locals here.

Retail experience

Engaging directly with customers and creating a beautiful and inspirational customer experience is a core component of our business strategy. We plan to develop a world-class and 100% direct-to-consumer customer experience that seamlessly connects the LOCL brand with passionate surfers throughout the world. In addition to a best-in-class cross-platform eCommerce experience, we plan to introduce integrated retail locations called LOCL Ocean Clubs in strategic global surfing locations, including California, Hawaii, Australia, Bali, Brazil, South Africa, France and Japan. Inspired by the Rapha® Cycle Club, LOCL Ocean Clubs will be a combination of local art gallery, premium shop, professional surfing broadcast center and cafe – an upscale hub and gathering place for international surfers.

We plan for our website to embody the core tenets of our brand and reach a global audience with a unique and thoroughly modern digital experience. Our "Inside" features will take our audience to remote and not-so-remote locations throughout the world, and uncover authentic local stories. Our "Behind the Scenes" features will document what really goes down during primetime at some of the world's greatest waves. Our "History of Surfing" features will illuminate the surfing heritage of world-class locations. "Giving" and "Shop" sections will showcase our social and environmental commitment, and product innovation.


LOCL
Basque Country Surfing.
Explore our 2020 Winter Collection
LOCL
Basque Country Surfing.

Marketing

Our marketing is about stories and taking our customers *there*. We plan to present our audience with rich, beautifully produced original content, which inspires and excites, and reaffirms their commitment to surfing. With lifestyle photography, films, writing, travel, products, and LOCL Ocean Clubs, we intend to embrace our customers with both surfing's storied heritage and its current progressive movement. We have already begun to partner with world-class photographers, filmmakers, writers, and branding, PR and social media influence firms.




PERFORMANCE OCEANWEAR
LOCL

Leadership and advisory team

LOCL is led by a world-class team of passionate surfers and retail veterans from Deloitte Consulting, TPG Growth and lululemon®. Our Founder and CEO, Jonathan Rath, has 30+ years of global surfing experience, and is a leader in retail and consumer goods consulting. With 20+ years of post-MBA business experience, Jonathan has led transformational change for clients including Nike®, Levi Strauss & Co.®, Design Within Reach®, TOMS Shoes®, and Carter's® among others.

Executive-level advisors include David Mosse and Darrell Kopke. A retail veteran, David is currently Partner and General Counsel at the private equity firm TPG Growth. As General Manager of lululemon® from start-up through IPO, Darrell led many facets of the yoga brand's explosive growth. Darrell is currently Founder and CEO of Ædelhard®.

Organization and financials

We intend to become a Certified B Corporation® and to partner with bluesign®, TerraPass,® Surfrider®, Oceana® and others. 3% of our sales will be donated to the local ocean non-profit organization of our customers' choice. We *strongly* believe in doing well by doing good, and in giving back to our local communities in an exceptional manner.

Certified
B
Corporation®
PENDING

While we seek $1.5 million in Seed Capital to execute our business strategy, we believe we could start the business with as little as $250,000 in additional capital. As a direct-to-consumer brand in the performance apparel space, we expect to achieve particularly strong gross margins similar to the levels experienced by lululemon® (NASDAQ: LULU).

Once again, we welcome you to join us on this *exceptionally* exciting journey.

Investor Q&A

– COLLAPSE ALL

What does your company do?

LOCL is creating a premium niche in the global surfwear market. After our debut in late 2019, we intend to grow the LOCL range and become synonymous with the highest levels of performance, quality and style. Our mission is to become the world's most culturally distinctive and respected surfing apparel brand through an unwavering commitment to quality, design, innovation, customer experience, and social and environmental causes.

Where will your company be in 5 years?

Recognized globally as the finest surfing apparel brand in the world.

Why did you choose this idea?

Passionate surfers around the world lack a premium brand to embrace. Today's surfwear brands all target the same market: youth. LOCL will elevate the market and create the finest surfing apparel in the world. We plan to give 3% of our sales to ocean-focused non-profits and become a Certified B Corporation®.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The oceans and our planet need more companies focused on giving back and becoming part of the solution, not another part of the problem. LOCL will not only meet a large need in the market for premium surfing apparel, but will do so through partnerships with organizations such as bluesign®, Oceana®, Surfrider®, TerraPass® and others. The world continues to become increasingly connected, and we believe in the power of the surfing community to help us do things never before seen in the history of our sport. Supporting LOCL represents giving back to the community and being part of the solution.

What is your proudest accomplishment?

The development of our team. This includes contribution from highly prominent members of the investment community, world-class creatives, and an amazing partnership with the award-winning British designer behind many of the most iconic styles of the upscale cycling brand Rapha®. Please see our Foundation Collection attached to this campaign for more. Together, we have designed a powerful and inspiring brand, and a beautiful range of designs that honors the rich heritage of the sport and culture of surfing, while pushing the industry forward with highly sophisticated styling, world-class fabrics and state-of-the-art manufacturing.

How far along are you? What's your biggest obstacle?

Although we incorporated LOCL Enterprises Inc. d/b/a LOCL (a Delaware Corporation) in January '19, we have accomplished several significant milestones. These include: advisory board development; trademarking of "LOCL"; completion of logo and brand guidelines (from the brilliant minds behind Warby Parker's® branding); multi-season Foundation Collection design; sourcing of world-class textile partners and production manufacturers; and more. With funding from the WeFunder community and others, we will launch the LOCL brand in Autumn '19 (the best season for waves). We plan to make a bigger splash in Spring '20 just before surfing debuts in the Tokyo Summer Olympics. Currently, our biggest obstacle is access to capital.

Who are your competitors? Who is the biggest threat?

We expect to directly compete with Patagonia®, a company with mountain roots and a significant global presence. On a casual lifestyle level, we also expect to compete with James Perse®, Outerknown® and several other fashion brands. To a lesser extent, we will compete with various surf-brands, the majority of which focus their marketing efforts on a significantly younger and less educated market. These brands include Volcom®, Hurley®, Quiksilver®, Billabong®, Hollister®, Rusty®, RVCA®, Rip Curl®, and O'Neill® among others. While these brands are well-known, they do not effectively address the unique lifestyle, fit, quality, performance or brand experience expectations of our more upscale adult target market.

What do you understand that your competitors don't?

I grew up surfing Malibu in Los Angeles, California, and have been a passionate surfer for 25+ years. I clearly see that the majority of the surfwear market (e.g., Hurley®, Quiksilver®, Volcom®) continue to (justifiably) focus on youth. Youth is in the DNA of these brands. LOCL plans to bring the quality of surfing apparel up several notches and to exclusively focus on a more educated, mature and sophisticated target market. We believe this premium segment of the market is significantly underserved, and that a beautiful, authentic and inspirational brand such as LOCL would be very well received by consumers.

How will you make money?

We will make money by selling surfing apparel and accessories via "direct-to-consumer" channels, including our website, our social media sites and through our mobile, pop-up and permanent LOCL Ocean Clubs. As we become more established, we will explore offering services such as world-class travel experiences and the expansion of categories (e.g., luggage). We want to control our relationships with our customers and will not feature our products in traditional surf shops or any other channels other than our own. This is the new age of retail and the approach of highly successful young brands including Rapha®, Allbirds® and Warby Parker®.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk at the moment is access to capital to do the things we hope to do. To mitigate this risk, we plan to be careful with our spending, and work to strengthen our balance sheet and cash position. Certainly, a plethora of other risks exist, but should we fail it will most likely be due to not having enough capital. With proper capitalization, we expect to create a modern luxury brand that undeniably creates new standards in the market both in terms of product quality and customer experience, as well as social and environmental giving. To succeed, we need cash, a dynamic team, great partnerships, and a well-executed business strategy.

What do you need the most help with?

Social media development and growth will be critical for our brand. Once we have product ready and a brand to launch in Autumn '19, we will need help spreading the good word to thousands (millions!) of people. In short, we will need PR/press assistance; social marketing and influencer assistance; and flexible financial support.

What would you do with $20,000? How about $100,000?

With $20,000 we would complete the prototype development of the first phase of our Foundation Collection, which includes our Classic Boardshort, Resort Boardshort, California Heritage Boardshort, Merino Baselayers and Wetsuit Top. We are currently working on these prototypes through strong partnerships in California, Switzerland and Portugal. With $100,000 we would develop the brand to a state that we believe would

properly showcase our vision (through product, brand imagery and digital development), and then be well-positioned to raise additional capital to launch the brand in Autumn '19. While we aim to raise $1,500,000 in Seed Capital in 2019, we believe we could start the business with as little as $250,000 in additional capital.

Didn't Kelly Slater recently start a high-end label? How will LOCL® differentiate?

11X Surfing World Champion Kelly Slater recognized a similar opportunity as we did (he's notoriously smart), but their brand approach is considerably different to ours. Yes, he is the King of Surfing (the absolute GOAT!), but we feel we are taking a more unique, passionate and heritage-inspired approach to the premium segment of the surfwear market. Kelly's creative director helped bring the world the mass market brand Hollister®, which is completely based on a fictional story. We come to the market as industry outsiders similar to how Rapha® passionately approached the premium cycling market.